UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]                           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2014

OR

[  ]                              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number   1-2402

A.                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clougherty Packing, LLC 401(k) Plan

B.                                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Clougherty Packing, LLC
401(k) Plan

Audited Financial Statements and Supplemental Schedule

For the Year Ended October 26, 2014 and

for the Period from January 1, 2013 to October 27, 2013

Contents

Reports of Independent Registered Public Accounting Firms

Ernst & Young LLP

Weinberg & Company, P.A.

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Clougherty Packing, LLC 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Clougherty Packing, LLC 401(k) Plan (the Plan) as of October 26, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 26, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Clougherty Packing, LLC 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 24, 2015

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Clougherty Packing, LLC 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Clougherty Packing, LLC 401(k) Plan (the Plan) as of October 27, 2013, and the related statement of changes in net assets available for benefits for the period from January 1, 2013 to October 27, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013, and the changes in net assets available for benefits for the period from January 1, 2013 to October 27, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weinberg & Company, P.A.

Los Angeles, California

April 25, 2014

Clougherty Packing, LLC
401(k) Plan

Statements of Net Assets Available for Benefits

	October 26, 2014	October 27, 2013
Assets
Investments, at fair value	$31,793,104	$29,250,435
Receivables:
Contributions from Clougherty Packing, LLC	600,874	445,353
Contributions from participants	60,117	28,442
Total receivables	660,991	473,795
Net assets available for benefits, at fair value	32,454,095	29,724,230

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(517,645)	(495,480)
Net assets available for benefits	$31,936,450	$29,228,750

See accompanying notes.

Clougherty Packing, LLC
401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 26, 2014	Period from January 1, 2013 to October 27, 2013
Additions:
Contributions from Clougherty Packing, LLC	$809,399	$800,450
Contributions from participants	1,774,478	1,279,849
Employee rollover	604,365	143,474
Investment income	176,144	219,182
Transfer of assets	–	113,676
Total additions	3,364,386	2,556,631

Deductions:
Distributions	2,300,270	1,182,717
Administrative expenses	1,255	18,279
Total deductions	2,301,525	1,200,996

Net realized and unrealized appreciation in fair value of investments	1,644,839	2,934,493
Net additions	2,707,700	4,290,128
Net assets available for benefits at beginning of year/period	29,228,750	24,938,622
Net assets available for benefits at end of year/period	$31,936,450	$29,228,750

See accompanying notes.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements

For the Year Ended October 26, 2014 and

for the Period from January 1, 2013 to October 27, 2013

1. Significant Accounting Policies

The accounting records of the Clougherty Packing, LLC (the Company or the Sponsor) 401(k) Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Employee Benefits Committee (the Committee) of Hormel Foods Corporation, the parent company of the Sponsor, is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments.  The Committee is comprised of officers and a director of Hormel Foods Corporation and reports to the Compensation Committee of the Board of Directors of Hormel Foods Corporation.  For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record keeper to obtain information on the fair value of these assets. The record keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan

On August 16, 2013, the Board of Managers of Clougherty Packing, LLC approved merging the two profit sharing/401(k) plans for eligible employees of Clougherty Packing, LLC and its affiliated companies.  Effective September 1, 2013, the Clougherty Packing, LLC Savings and Thrift Plan and the Clougherty Packing, LLC Operating Engineers 401(k) Plan were merged into one plan entitled Clougherty Packing, LLC 401(k) Plan.

On August 16, 2013, the Board of Managers of Clougherty Packing, LLC approved amending the plan year end date from December 31 to the last Sunday in October, effective January 1, 2013.  The October year-end is consistent with the other plans sponsored by Hormel Foods Corporation.

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan, sponsored by Clougherty Packing, LLC, is a defined-contribution profit-sharing plan that includes a cash or deferred arrangement covering certain employees of Clougherty Packing, LLC, Champ, LLC, and PFFJ, LLC. Employees generally become participants in the Plan on the first day of the calendar month following three months of continuous service, with respect to employee deferral contributions.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. An eligible employee who has not made an election to participate in the Plan shall be deemed a member of the Plan and will automatically contribute 4% to the Plan through payroll deduction. The automatic enrollment feature is not available to employees of Champ, LLC or PFFJ, LLC and the operating engineers employees of Clougherty Packing, LLC, so these employees must elect to become a member of the Plan. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. The Sponsor provides matching contributions and may provide discretionary contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the Sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant contributions are always fully vested. Participants become 100% vested after six years (20% per year beginning with the second year) in the Company discretionary and Company match accounts.  Forfeitures used to reduce employer contributions for the year ended October 26, 2014 and for the period from January 1, 2013 to October 27, 2013, were $273,746 and $78,249, respectively. Cumulative forfeited non-vested accounts as of October 26, 2014 and October 27, 2013, were $9,737 and $41,528, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the year ended October 26, 2014 and for the period from January 1, 2013 to October 27, 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 26, 2014	Period from January 1, 2013 to October 27, 2013
Net appreciation in fair value during the year:
Pooled separate accounts	$–	$1,805,694
Collective trusts	1,038,293	793,103
Mutual funds	521,867	334,062
Nonpooled separate account (containing Hormel Foods Corporation common stock)	84,679	1,634
	$1,644,839	$2,934,493

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2014	October 27, 2013
Separate trust account:
State Street Corporation:
Loomis Sayles Value Y	$1,894,355	$1,529,204
Harbor Capital Appreciation	2,538,336	2,104,888
BlackRock LifePath Index 2015	1,831,423	2,168,330
BlackRock LifePath Index 2020	2,046,484	1,860,822
BlackRock LifePath Index 2025	2,341,170	2,031,894
BlackRock LifePath Index 2030	3,177,363	2,987,647
BlackRock LifePath Index 2035	1,626,607	*
BlackRock S&P 500 Stock Fund	1,871,074	*
BlackRock Russell 2500 Index	1,637,370	1,809,862

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	6,013,403	5,879,962

*Less than 5%

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus, these investments are classified within Level 1 of the valuation hierarchy.

•                  The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities investment includes a mix of predominately foreign common stocks and cash.

•                  The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represent the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                  The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                  The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities fund includes a mix of predominately foreign common stocks and cash.

•                  The fixed income fund includes a mix of domestic securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities,  and cash.

Non-pooled Separate Account

The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants were permitted to invest in Hormel Foods Corporation stock beginning September 1, 2013. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by Hormel Foods Corporation prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 1.54% and .27% of the total investments in the Plan at October 26, 2014 and October 27, 2013, respectively.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract.  This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor.  The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract.  The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e. the “experience rate”. Therefore, the General Investment Account is deemed to be a Level 3 investment.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following tables present the Plan’s Level 3 investment, the valuation technique used to measure the fair value, the significant unobservable inputs, and the values for those inputs.

	October 26, 2014
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$6,013,403	Liquidation	Assumed interest rate	1.32%
			Experience rate	3.01%

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$5,879,962	Liquidation	Assumed interest rate	1.20%
			Experience rate	3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.15% and 3.10% as of October 26, 2014 and October 27, 2013, respectively. The average yield was 2.88% during the 2014 Plan year and 4.24% for the period from January 1, 2013 to October 27, 2013, which approximates the actual interest rate credited to the plan participants.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 26, 2014 and October 27, 2013, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$4,690,312	$4,690,312	$–	$–
International equities	1,009,633	1,009,633	–	–
Fixed income	1,076,868	1,076,868	–	–
Total mutual funds	6,776,813	6,776,813	–	–
Collective trusts:
LifePath funds	14,861,711	–	14,861,711	–
U.S equities	3,508,444	–	3,508,444	–
International equities	50,173	–	50,173	–
Fixed income	93,491	–	93,491	–
Total collective trusts	18,513,819	–	18,513,819	–
Total separate trust accounts	25,290,632	6,776,813	18,513,819	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	489,069	489,069	–	–

General Investment Account	6,013,403	–	–	6,013,403
	$31,793,104	$7,265,882	$18,513,819	$6,013,403

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$3,971,415	$3,971,415	$–	$–
International equities	916,459	916,459	–	–
Fixed income	1,192,986	1,192,986	–	–
Total mutual funds	6,080,860	6,080,860	–	–
Collective trusts:
LifePath funds	13,982,346		13,982,346
U.S equities	3,185,251	–	3,185,251	–
International equities	35,488	–	35,488	–
Fixed income	7,963	–	7,963	–
Total collective trusts	17,211,048	–	17,211,048	–
Total separate trust accounts	23,291,908	6,080,860	17,211,048	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	78,565	78,565	–	–

General Investment Account	5,879,962	–	–	5,879,962
	$29,250,435	$6,159,425	$17,211,048	$5,879,962

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

General Investment Account
Balance, December 31, 2012	$–
Purchases	38,231,119
Sales	(32,878,262)
Interest and dividend income*	31,625
Unrealized gains relating to investments still held at the report date**	495,480
Balance, October 27, 2013	5,879,962
Purchases	881,361
Sales	(941,540)
Interest and dividend income*	171,455
Unrealized gains relating to investments still held at the report date**	22,165
Balance, October 26, 2014	$6,013,403

*     Included in investment income, statements of changes in net assets available for benefits

**  Included in adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts, statements of net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 1, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 26, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from  the prohibited transactions rules under ERISA.

Clougherty Packing, LLC
401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 95-1465844 Plan Number: 002

October 26, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund *	41,455 units	$489,069

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	267,214 units	5,495,758

Separate trust accounts:
State Street Corporation*:
BlackRock LifePath Index 2015	171,860 units	1,831,423
BlackRock LifePath Index 2020	189,872 units	2,046,484
BlackRock LifePath Index 2025	215,394 units	2,341,170
BlackRock LifePath Index 2030	289,956 units	3,177,363
BlackRock LifePath Index 2035	147,359 units	1,626,607
BlackRock LifePath Index 2040	112,833 units	1,253,187
BlackRock LifePath Index 2045	83,136 units	928,867
BlackRock LifePath Index 2050	71,928 units	808,434
BlackRock LifePath Index 2055	23,664 units	267,028
BlackRock LifePath Index Retirement	54,771 units	581,148
BlackRock S&P 500 Stock Fund	150,412 units	1,871,074
BlackRock Russell 2500 Index	137,382 units	1,637,370
BlackRock MSCI ACWI ex-US Index	4,867 units	50,173
BlackRock US Debt Index	9,083 units	93,491
Wasatach Small Cap Growth Fund	6,975 units	97,806
Loomis Sayles Value Y	153,672 units	1,894,355
Harbor Capital Appreciation	193,537 units	2,538,336
Wells Fargo Advantage Intrinsic Small Cap Value	13,547 units	159,815
Dodge & Cox International Stock Fund	68,985 units	1,009,633
PIMCO Total Return Institutional	107,028 units	1,076,868
Total separate trust accounts		25,290,632

Total assets (held at end of year)		$31,275,459

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLOUGHERTY PACKING, LLC 401(K) PLAN

Date: April 24, 2015	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm Weinberg & Company, P.A.